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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and SkyTech sign letter of intent for up to six KC-390 multi-mission aircraft

Singapore, February 6, 2018 – Embraer Defense & Security announced today, at the Singapore Airshow, the signing of a Letter of Intent with aviation services company SkyTech for up to six new KC-390 multi-mission transport aircraft.

The aircraft are earmarked for multiple defense projects and both companies have also agreed on a potential strategic collaboration to jointly explore new business opportunities in training and services.

SkyTech is the result of a partnership between two long-standing players in the field of defense services: aircraft, complete crew, maintenance, and insurance (ACMI) company HiFly, from Portugal, and Australian aviation services and charter provider Adagold Aviation.

“We have been following the KC-390 program since its inception and believe that it will be a game-changer in the medium-sized airlift category as well as a multi-role platform”, said Paulo Mirpuri, president of SkyTech. The company has also stated that this is the first of a wide variety of platforms that will fulfil various niche roles and projects that SkyTech is undertaking worldwide.

“Embraer is keen to have SkyTech as a strategic partner for some of our own planned projects, where we see them adding value and enhancements by providing various ongoing solutions to our own defense customer base”, said Jackson Schneider, president and CEO of Embraer Defense & Security.

The KC-390 is a tactical transport aircraft developed to establish new standards in its category while presenting the lowest life cycle cost on the market. It is capable of carrying out various missions, such as transporting cargo, troops or paratroopers, aerial refueling, in addition to supporting humanitarian missions, search and rescue missions, medical evacuation and aerial firefighting. The KC-390 can transport up to 26 metric tons of cargo at a maximum speed of 470 knots (870 km/h), as well as operating in hostile environments, including unprepared or damaged runways.

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PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

About SkyTech

SkyTech offers solutions to address shortfalls in military aviation. The company is able to fund Military Aircraft, Flight Simulators and other related equipment with a wide range of cost effective and innovative options. SkyTech can also provide operations and maintenance support and a wide range of military services by offering a variety of solutions for short, medium or long-term contracts.

SkyTech’s innovative solutions have been built on a solid foundation of successfully managing and coordinating the interface between Military and Civilian operations, their specific requirements and the various levels of compliance. With extensive experience supplying aircraft to several Ministries of Defence and Governments, SkyTech offers a highly qualified level of customer service, with long standing commercial, technical and operational experience.

SkyTech is powered by Hi Fly - Hi Fly operates a large fleet of Airbus aircraft: A330’s and A340’s and is a successful wet and dry-lease specialized Airline, certified by EASA, by the Portuguese Civil Aviation Authority (ANAC) and by the Transport Malta Civil Aviation Directorate (TM CAD). Hi Fly has also approvals to operate in the United States by the USA Department of Transportation. The airline is also certified to operate worldwide without any restrictions, including holding Foreign AOC from countries such as: Australia, Japan and Canada, Brazil and Mexico.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2018

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer